Exhibit 11

	Year Ended December 31,
	2010	2009
Basic:
Weighted average shares outstanding	15,749,465	16,202,254

Net loss	$(18,098)	$(10,951)

Basic loss per share	$(1.15)	$(0.68)

Diluted:
Weighted average shares outstanding	15,749,465	16,202,254

Net effect of dilutive stock options and warrants based on the treasury stock method using the year-end market price, if higher than average market price	-	-

Total	15,749,465	16,202,254

Net loss	$(18,098)	$(10,951)

Diluted loss per share	$(1.15)	$(0.68)